SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Retail Value Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

76133Q 102

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3452

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Alexander Otto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,262,456
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,262,456
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,262,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 18,465,057 shares of the Issuer’s common stock outstanding as of July 2, 2018.

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Katharina Otto-Bernstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 812,775
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 812,775
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Based on 18,465,057 shares of the Issuer’s common stock outstanding as of July 2, 2018.

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 4 of 7 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common shares of Retail Value Inc., par value $0.10 per share (the “Common Shares”), an Ohio corporation (the “Issuer” or “RVI”). The principal executive offices of RVI are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122.

Item 2.	Identity and Background.

This Schedule 13D is jointly filed by Alexander Otto (“Mr. Otto”) and Katharina Otto-Bernstein, both of which are German citizens (collectively, the “Reporting Persons”).

Mr. Otto is part-owner and Chairman of ECE Projektmanagement G.m.b.H. & Co. KG, or ECE, Europe’s leading firm in developing and managing inner-city shopping centers. He is primarily engaged in the business of managing real estate investment business and properties. The address of the principal place of business of Mr. Otto is ECE Projektmanagement G.m.b.H & Co. KG (“ECE”), Heegbarg 30, 22391 Hamburg, Germany. Katharina Otto-Bernstein is the sister of Mr. Otto, and is primarily engaged in the business of film production and of managing real estate investment businesses and properties. The address of the principal place of business of Katharina Otto-Bernstein is KG CURA Vermögensverwaltung G.m.b.H. & Co., Saseler Damm 39 a, 22395 Hamburg, Germany.

By virtue of this relationship and pursuant to the SEC’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons are shareholders of DDR Corp. (“DDR”). On July 1, 2018, DDR made a pro rata distribution of the Common Shares to DDR shareholders of record on June 26, 2018, the record date of the distribution (the “Spin-off Distribution”). As part of the Spin-off Distribution, the Reporting Persons received one Common Share for every ten shares of DDR common stock they held.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Shares in their capacities as shareholders of DDR pursuant to the Spin-Off Distribution and intend to hold such shares for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 5 of 7 Pages

The Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value. The Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Henrie W. Koetter is Managing Director of Development and Mergers and Acquisitions and Chief Investment Officer of ECE. Mr. Koetter was designated by Mr. Otto to serve as a director of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) Alexander Otto and Katharina Otto-Bernstein may be deemed to beneficially own, in the aggregate, 4,075,231 Common Shares, representing 22.1% of the Issuer’s outstanding Common Shares. Calculations of the percentage of Common Shares beneficially owned assumes that there are a total of 18,465,057 shares issued and outstanding as of July 2, 2018, upon the closing of the spin-off.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 3,262,456 Common Shares, and Katharina Otto-Bernstein has sole voting power and sole dispositive power with regard to 812,775 Common Shares.

(c) The Reporting Persons have not effected any transactions in the Common Shares in the last sixty days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 1, 2018, Mr. Otto and the Issuer entered into a waiver agreement (the “Waiver Agreement”) pursuant to which the Issuer waived the related party limit contained in the Issuer’s Amended and Restated Articles of Incorporation, as amended, that would otherwise have prohibited Mr. Otto and Katharina Otto-Bernstein (referred to herein collectively as the “Otto Family”), and other persons who may be deemed to have constructive ownership of Common Shares owned by the Otto Family, from constructively owning more than 9.8% of the Common Shares. The Waiver Agreement also includes provisions for monitoring and restricting ownership by the Otto Family of the Issuer’s tenants. The summary of the Waiver Agreement is qualified in its entirety by reference to the full text of the Waiver Agreement, which is attached hereto as Exhibit 1.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Waiver Agreement, dated July 1, 2018, by and between Alexander Otto and Retail Value Inc., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Retail Value Inc. on July 2, 2018.

Exhibit 2	Joint Filing Agreement, dated July 11, 2018, between Alexander Otto and Katharina Otto-Bernstein.

Exhibit 3	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Alexander Otto, incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Persons on May 15, 2009.

Exhibit 4	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 24.2 to the Form 3 filed by the Reporting Persons on May 15, 2009.

CUSIP No. 76133Q 102	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2018
ALEXANDER OTTO

/s/ Dr. Thomas Finne
	By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
	For:	Alexander Otto

KATHARINA OTTO-BERNSTEIN

/s/ Dr. Thomas Finne
	By:	Dr. Thomas Finne, managing director of KG CURA Vermögensverwaltung G.m.b.H. & Co
	For:	Katharina Otto-Bernstein

EXHIBIT INDEX

Exhibit 1	Waiver Agreement, dated July 1, 2018, by and between Alexander Otto and Retail Value Inc., incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Retail Value Inc. on July 2, 2018.

Exhibit 2	Joint Filing Agreement, dated July 11, 2018, between Alexander Otto and Katharina Otto-Bernstein.

Exhibit 3	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Alexander Otto, incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Persons on May 15, 2009.

Exhibit 4	Power of Attorney of KG CURA Vermögensverwaltung G.m.b.H. & Co. for Katharina Otto-Bernstein, incorporated herein by reference to Exhibit 24.2 to the Form 3 filed by the Reporting Persons on May 15, 2009.